EXHIBIT 99.9

Infosys Technologies Limited
Regd. Office: Electronics City, Hosur Road, Bangalore — 560 100, India.

Audited financial results for the quarter and half-year ended September 30, 2003

(in Rs. crore, except per share data)

	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,

	2003	2002	2003	2002	2003

Income from software services and products
Overseas	1,115.98	857.23	2,174.63	1,607.75	3,543.51
Domestic	18.77	22.34	42.10	36.44	79.18
Total	1,134.75	879.57	2,216.73	1,644.19	3,622.69
Software development expenses	587.16	424.49	1,159.94	801.88	1,813.30
Gross profit	547.59	455.08	1,056.79	842.31	1,809.39
Selling and marketing expenses	80.44	69.33	160.16	124.42	266.98
General and administrative expenses	88.72	62.51	169.90	119.72	270.37
Operating profit before interest, depreciation and amortization	378.43	323.24	726.73	598.17	1,272.04
Interest	—	—	—	—	—
Depreciation and amortization	62.33	46.24	106.59	86.71	188.95
Operating profit after interest, depreciation and amortization	316.10	277.00	620.14	511.46	1,083.09
Other income	44.28	17.53	76.73	42.42	99.61
Provision for investments	0.22	23.76	6.59	23.76	23.77
Profit before tax	360.16	270.77	690.28	530.12	1,158.93
Provision for taxation	60.00	45.00	112.00	87.50	201.00
Profit after tax	300.16	225.77	578.28	442.62	957.93
Paid-up equity share capital (par value Rs. 5/-each, fully paid)	33.13	33.10	33.13	33.10	33.12
Reserves	3,302.48	2,410.22	3,302.48	2,410.22	2,827.53
Earnings per share (par value Rs. 5/-each)
Basic	45.30	34.10	87.29	66.87	144.68
Diluted	44.92	33.90	86.76	66.41	143.37
Dividend per share (par value Rs. 5/-each)
Amount	14.50	12.50	14.50	12.50	27.00
Percentage(%)	290	250	290	250	540
Aggregate of non-promoters shareholding
Number of shares	4,85,62,502	4,72,97,595	4,85,62,502	4,72,97,595	4,74,15,483
Percentage of shareholding	73.28	71.44	73.28	71.44	71.58

Segment reporting				(in Rs. crore)

	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,

	2003	2002	2003	2002	2003

Revenue by industry segment
Financial services	436.26	339.61	837.23	621.46	1,355.94
Manufacturing	172.89	150.46	343.43	276.13	597.84
Telecom	171.61	128.45	327.75	244.59	543.19
Retail	134.34	99.21	261.72	187.77	414.54
Others	219.65	161.84	446.60	314.24	711.18
Total	1,134.75	879.57	2,216.73	1,644.19	3,622.69
Less: Inter-segment revenue	—	—	—	—	—
Net revenue from operations	1,134.75	879.57	2,216.73	1,644.19	3,622.69
Segment profit/(loss) before tax and interest:
Financial services	143.41	114.85	263.22	202.25	431.86
Manufacturing	52.66	52.18	106.66	92.75	196.14
Telecom	62.76	52.08	111.88	100.91	213.29
Retail	47.98	44.14	97.15	81.60	172.53
Others	71.62	59.99	147.82	120.66	258.22
Total	378.43	323.24	726.73	598.17	1,272.04
Less: Interest	—	—	—	—	—
Less: Other un-allocable expenditure	62.33	46.24	106.59	86.71	188.95
(excluding un-allocable income)
Operating profit before tax	316.10	277.00	620.14	511.46	1,083.09

Notes on segment information
Principal segments

The company’s operations predominately relate to providing technology services delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.   The above audited, quarterly and half yearly results have been taken on record by the Board at its meeting held on October 10, 2003. There are no qualifications in the auditors’ reports issued for these periods.
2.   An interim dividend of Rs. 14.50 per share (290% on an equity share of par value of Rs. 5/-) has been declared at the above Board meeting for the half-year ended September 30, 2003. The record date for payment of dividend will be October 17, 2003. The interim dividend for the half-year ended September 30, 2002 was Rs. 12.50 per share (250% on an equity share of par value of Rs. 5/-).
3.   Other information:

				(in Rs. crore)

	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,

	2003	2002	2003	2002	2003

Staff costs	567.25	399.89	1,104.25	748.96	1,677.12
There are no other items exceeding 10% of aggregate expenditure
Details of other income:
Interest on deposits	19.90	18.69	42.65	36.37	78.05
Dividend on investment	3.53	—	3.53	—	—
Exchange difference	18.88	(1.63)	26.74	4.87	17.67
Miscellaneous income	1.97	0.47	3.81	1.18	3.89
Total	44.28	17.53	76.73	42.42	99.61

4.   Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended September 30, 2003

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance

Dividend related	0	57	57	0

5.   Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit has not yet been served on the company. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.
6.   During the quarter ended September 30, 2003, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months effective August 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from the product. The revision has resulted in an increased charge to the profit and loss account of Rs. 11.71 crore in the quarter and half-year ended September 30, 2003.

7.	The company evaluates all investments for any diminution in their carrying values that is other than temporary. During the quarter and half-year ended September 30, 2003, the amount of provision made on trade investments amount to Rs. nil and Rs. 6.35 crore respectively. The company has also provided an amount of Rs. 0.22 crore and Rs. 0.24 crore during the quarter and half-year ended September 30, 2003, respectively on reduction of the carrying amount of non-trade investments in liquid funds to fair value.
8.	During the quarter, the company successfully completed the sponsored secondary ADR program.
9.	During the half-year ended September 30, 2003 and 2002, and the year ended March 31, 2003, the company issued 25,894, 16,650 and 56,948 equity shares respectively, pursuant to the exercise of stock options by certain employees.
10.	The lawsuit filed by Ms. Reka Maximovitch was settled for US$ 3 million. The company’s liability was Rs. 7.09 crore (US$1.5 million) of which Rs. 2.48 crore was provided in the quarter ended June 30, 2003. The balance was paid out of the provision of Rs. 2.40 crore made in the previous year and from the proceeds of the reimbursement of legal fees by the insurance company.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiary

(in Rs. crore, except per share data)

	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,

	2003	2002	2003	2002	2003

Income from software services, products and business process management
Overseas	1,133.06	858.24	2,204.43	1,608.86	3,564.36
Domestic	18.74	22.34	42.07	36.44	75.62
Total	1,151.80	880.58	2,246.50	1,645.30	3,639.98
Software development expenses and business process management expenses	595.28	425.50	1,174.87	803.24	1,822.96
Gross profit	556.52	455.08	1,071.63	842.06	1,817.02
Selling and marketing expenses	82.69	70.26	164.34	125.53	271.73
General and administration expenses	92.37	63.38	175.35	121.27	275.67
Operating profit before interest, depreciation and amortization	381.46	321.44	731.94	595.26	1,269.62
Interest	—	—	—	—	—
Depreciation and amortization	63.42	46.39	108.56	86.88	190.34
Operating profit after interest, depreciation and amortization	318.04	275.05	623.38	508.38	1,079.28
Other income	43.16	18.21	75.10	43.01	100.26
Provision for investments	0.22	23.76	6.59	23.76	23.77
Profit before tax	360.98	269.50	691.89	527.63	1,155.77
Provision for taxation	60.00	45.00	112.00	87.50	201.00
Profit after tax	300.98	224.50	579.89	440.13	954.77
Paid-up equity share capital (par value Rs. 5/-each, fully paid)	33.13	33.10	33.13	33.10	33.12
Reserves	3,300.93	2,407.73	3,300.93	2,407.73	2,824.37
Preference shares issued by subsidiary	49.00	49.00	49.00	49.00	49.00
Earnings per share (par value Rs. 5/-each)
Basic	45.43	33.91	87.53	66.49	144.20
Diluted	45.04	33.71	87.00	66.03	142.89
Dividend per share (par value Rs. 5/-each)
Amount	14.50	12.50	14.50	12.50	27.00
Percentage (%)	290	250	290	250	540
Aggregate of non-promoters shareholding
Number of shares	4,85,62,502	4,72,97,595	4,85,62,502	4,72,97,595	4,74,15,483
Percentage of shareholding	73.28	71.44	73.28	71.44	71.58

Note: Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company, Infosys Technologies Limited (“Infosys” or “company”) and Progeon Limited (“Progeon” or “subsidiary”) have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains/losses. The consolidated financial statements are prepared applying uniform accounting policies used in Infosys and Progeon.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	Nandan M. Nilekani	N. R. Narayana Murthy
October 10, 2003	Chief Executive Officer, President and Managing Director	Chairman and Chief Mentor

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiary (Progeon Limited) for the three months and half-year ended September 30, 2003, prepared as per US GAAP. The summary of the above financial statements is as follows:

(in US$ million, except per ADS data)

	Three months ended September 30, (Unaudited)		Half-year ended September 30, (Unaudited)		Fiscal Year (Audited)

	2003	2002	2003	2002	2003

Revenues	250.77	181.45	484.02	337.76	753.81
Cost of revenues including amortization of deferred stock compensation	140.74	97.29	273.65	183.30	417.36
Gross profit	110.03	84.16	210.37	154.46	336.45
Net income	64.71	46.70	122.98	89.54	194.87
Earnings per American Depositary Share
Basic	0.49	0.36	0.94	0.68	1.49
Diluted	0.49	0.35	0.93	0.68	1.47
Total assets	854.27	591.52	854.27	591.52	704.31
Cash and cash equivalents	375.97	278.31	375.97	278.31	354.36

Note: Two American Depositary Shares (ADS) are equivalent to one equity share.

The reconciliation of consolidated net income as per Indian GAAP and US GAAP is as follows:

(in US$ million)

	Three months ended September 30, (Unaudited)		Half-year ended September 30, (Unaudited)		Fiscal Year (Audited)

	2003	2002	2003	2002	2003

Net profit as per Indian GAAP	65.51	47.94	124.87	91.99	197.36
Amortization of deferred stock compensation expense	(1.07)	(1.24)	(2.14)	(2.49)	(4.80)
Deferred taxes	(0.27)	—	(0.26)	—	(0.19)
Gain on forward foreign exchange contracts	0.88	—	0.84	—	0.50
Net provision for investments	—	—	—	—	2.00
Others	(0.33)	—	(0.33)	—	—
Consolidated net income as per US GAAP	64.72	46.70	122.98	89.50	194.87

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and the quarter report on Form 6-K for the quarter ended June 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.